

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Jing Tang
Chief Financial Officer
Able View Global Inc.
Room 1803, Shanghai International Building
511 Weihai Road, Jing'an District
Shanghai
China

> **Re: Able View Global Inc.**
> **Registration Statement on Form F-4**
> **Filed March 17, 2023**
> **File No. 333-270675**

Dear Jing Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 Filed March 17, 2023

Cover Page

1. We note your response to comment 1 and reissue in part. We acknowledge the addition to the cover page of Hong Kong specific regulations addressing cybersecurity and data protection. However, please also address, either here or in the rest of the registration statement, the impact of Hong Kong anti-monopoly regulations and China's Enterprise Tax. As one example only, we note that on page 67 you reference the risk of potential anti-monopoly regulatory actions in Hong Kong with a cross-reference to the risk factor on page 85, but that risk factor contains no anti-monopoly disclosure.

CSRC Filing Requirements and Security Review Measures Associated with Listing Outside of PRC
Cyber Security Review, page 15

2.   We note your response to comment 2 and reissue in part. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals from the CAC. If true, state as much and explain why such an opinion was not obtained.

3.   We note your response to comment 24 from our letter dated January 26, 2023. We note that out of prudence you filed required documents with the Cybersecurity Review Office on January 28, 2023. Please elaborate upon this disclosure to explain the status of your application and next steps.

Questions and Answers About the Proposals, page 29

4.   We note your response to comment 7 and disclosure revisions on page 38. The total pro forma equity value measure does not appear to be a pro forma measure as contemplated in Article 11 of Regulation S-X. Please retitle it to clearly indicate what it represents.

Index to Consolidated Financial Statements, page F-1

5.   Please include audited financial statements for the registrant, Able View Global Inc. If they have been in existence less than a year and have not yet commenced operations, you may instead include an audited balance sheet that is no more than nine months old. Refer to Item 14 of Form F-4 and Item 8.A of Form 20-F.

Hainan Manaslu Acquisition Corp. Audited Financial Statements, page F-22

6.   Please provide audited financial statements for the year ended December 31, 2022. Refer to Rule 8-08(b) of Regulation S-X.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen